

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Wang Yong Hong
President and Principal Executive Officer
China Clean Energy Acquisition Corp.
9 Division Street, Apt 201
New York, NY 10002

Re: **China Clean Energy Acquisition Corp.**
       Registration Statement on Form 10-12G
       Amended October 27, 2010
       File No. 000-54052

Dear Mr. Wang Yong Hong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

1.   With respect to your response to prior comment 9, please revise your risk factor disclosure as follows:

- Please expand the risk factor captioned "There may be conflicts of interest..." on page 3 to discuss the specific conflict that has arisen as a result of your sole stockholder's failure to pay you pursuant to a stock purchase agreement, as disclosed on page 8.

- Please expand the risk factor captioned "We have not yet received " on page 8 to address the probability that you will not seek to enforce the stock purchase agreement given that your sole director and officer is a principal of your sole stockholder.

Our stockholder has the ability to authorize a transaction..., page 9

2. We note your response to prior comment 4. Please revise your disclosure to explain whether such a transaction would require shareholder vote, and how the purchase price of the repurchased shares would be determined.

Item 2. Management's Discussion and Analysis of Financial Condition..., page 9

3. Please revise to clarify the basis for your disclosure that you will be able to cover your expenses, including the costs of investigating and analyzing business combinations for the next twelve months through loans from your stockholder or management, in light of the non-payment by your stockholder that is described on page 8. Please also expand your discussion to reflect that in the past you have relied on third party advances to cover your expenses, as disclosed on page 9. Finally, please expand to describe the material terms of the funding arrangement with Guangdong Wealth Guarantee Co., Ltd. and Guangdong Small and Medium Sized Enterprise Financial Promotion Association to which you refer in Note 4 on page F-16.

Item 7. Certain Relationships and Related Transactions…, page 12

4. With respect to your response to prior comment 8:

- Please revise your disclosure to include the substance of your response to prior comment 8 regarding Guangdong Wealth Guarantee Co., Ltd. and Guangdong Small and Medium Sized Enterprise Financial Promotion Association.

- Given the nature of the relationships between Guangdong Wealth and Guangdong SME and the other shell companies disclosed on page 12, please expand your disclosure to describe how they will determine which of the shell companies will engage in business combinations that they identify. Also disclose how you will determine which of the shell companies will pay the expenses of Guangdong Wealth and Guangdong SME while business combinations are sought before a specific combination is assigned to a specific shell company. Add appropriate risk factors.

5. Please update the disclosure in the first paragraph to reflect your response to prior comment 9 regarding the status of South City Limited's obligation under the stock purchase agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile): David N. Feldman, Esq.